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DECEMBER 22, 1999

NEWS FROM:        FLOWSERVE CORPORATION

SUBJECT: FLOWSERVE REVISES PRIOR PRESS RELEASE ANNOUNCING EXTENSION OF EXPIRATION DATE OF OFFER TO PURCHASE INVATEC COMMON STOCK

FOR INFORMATION:  Crystal C. Bell (972) 443-6557

         DALLAS, TEXAS - Flowserve Corporation announced today that it is revising its press release issued earlier today announcing the extension of the expiration date of its offer to purchase all outstanding shares of common stock, par value $.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock, of Innovative Valve Technologies, Inc. (Invatec) (OTC Bulletin Board: IVTC.OB) for $1.62 per share, net to the seller in cash. As previously announced, the expiration date has been extended until 9:00 a.m., New York City time on January 6, 2000. Flowserve stated that it plans to close the tender offer on January 6.

         As of December 21, 1999, 8,770,955 shares had been tendered pursuant to the offer, representing approximately 85.82% of the total outstanding shares of Invatec common stock. The prior press release which reported that such tendered shares represented 90.75% of the total outstanding shares did not account for 555,555 shares of Invatec common stock that were issued by Invatec after the commencement of the offer. Flowserve stated that the issuance of these additional shares will not alter the previously announced purchase price for the acquisition of approximately $100 million, including the combined cost of equity and assumption of debt.

         Flowserve Corporation (NYSE: FLS) is one of the world's leading providers of industrial flow management services. Operating in 29 countries, with 1998 sales of $1.1 billion and about 7,000 employees, the Company produces engineered pumps for the process industries, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services.

         More information about Flowserve Corporation can be obtained by visiting the Company's web site at www.flowserve.com.

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SAFE HARBOR STATEMENT: This news release contains various forward-looking statements and includes assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate Invatec into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic turmoil in areas outside the United States; continued economic growth within the United States; unanticipated difficulties or costs or reduction in benefits associated with the implementation of the Company's "Flowserver" business process improvement initiative, including software; the impact of the "Year 2000" computer issue; and the recognition of significant expenses associated with adjustments to realign the combined Company's facilities and other capabilities with its strategies and business conditions.